FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 5292-0720
investor.relations@51job.com

51job, Inc. Reports Fourth Quarter and Fiscal Year 2005 Financial Results

SHANGHAI, China, February 27, 2006 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the fourth quarter of 2005 and for the year ended December 31, 2005.

Fourth Quarter 2005 Financial Summary:

● ● ●	Total revenues increased 20.2% over Q4 2004 to RMB144.7 million (US$17.9 million), in line with the Company’s guidance range of RMB140 to RMB150 million
 Gross margin reached 54.4% compared with 48.8% in Q4 2004
 Fully diluted earnings per common share were RMB0.34 (US$0.08 per ADS), exceeding the Company’s expectations of RMB0.20 to RMB0.30

Fiscal Year 2005 Financial Highlights:

● ● ● ●	Total revenues increased 24.1% over 2004 to RMB595.6 million (US$73.8 million)
 Gross margin improved to 52.1% from 50.8% in 2004
 Fully diluted earnings per common share were RMB1.07 (US$0.27 per ADS)
 Excluding foreign currency translation losses, non-GAAP adjusted net income grew 18.7% to
RMB72.6 million (US$9.0 million) compared with RMB61.1 million in 2004

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Driven by gross margin improvement, we are pleased that fourth quarter earnings per share came in above our expectations. We continued to leverage our service platform and benefited from economies of scale.

“Our business experiences seasonal fluctuations and we believe that a trend has emerged with fourth quarter revenues being sequentially lower than third quarter levels. Based on our analysis of fourth quarter results for the past two years, we attribute this pattern to changes in customer behavior including a shift in HR budget allocation toward earlier parts of the calendar year and a growing preference among some HR managers to take holidays at year-end.

“In the fourth quarter, our online recruitment services business again exhibited solid year-over-year growth due to our successful new customer acquisition and cross-selling efforts. We also saw greater customer interest in our other HR related services. The strength of these two businesses offset the slower growth of our print advertising business.

“For 2006, we continue to focus on driving revenue growth, improving margins and increasing profitability. We believe the HR services industry remains in the early stages of development. With the strength of our brand, unparalleled geographic sales coverage and integrated service platform, we are well-positioned to continue to capture this growing market opportunity in China,” said Mr. Yan.

Fourth Quarter 2005 Unaudited Financial Results

Total revenues for the fourth quarter ended December 31, 2005 were RMB144.7 million (US$17.9 million), an increase of 20.2% from RMB120.4 million for the same quarter in 2004. Excluding the revenue contribution of the stationery business which the Company ceased to operate during the fourth quarter of 2004, total revenues grew 22.5% in the fourth quarter of 2005 from RMB118.1 million in the fourth quarter of 2004.

Print advertising revenues for the fourth quarter of 2005 increased 6.8% to RMB79.0 million (US$9.8 million) compared with RMB73.9 million for the same quarter in 2004 due primarily to a higher number of recruitment advertisements placed in 51job Weekly. The estimated number of print advertising pages generated in the fourth quarter of 2005 increased to 2,471 compared with 2,346 pages in the same quarter in 2004.

Online recruitment services revenues for the fourth quarter of 2005 were RMB44.4 million (US$5.5 million), representing a 49.8% growth from RMB29.6 million for the same quarter last year. The increase was principally attributable to a larger number of unique employers using the Company’s online recruitment services, which increased to 34,081 in the fourth quarter of 2005 from 22,966 in the same period last year.

Executive search revenues for the fourth quarter of 2005 were RMB6.0 million (US$0.7 million), relatively unchanged from the same quarter last year. For the fourth quarter of 2005, other human resource related revenues grew 42.3% to RMB15.4 million (US$1.9 million) from RMB10.8 million for the fourth quarter last year due to increased demand for corporate training and business process outsourcing services. Excluding the stationery business, revenues from other human resource related services increased 79.5% from RMB8.6 million in the fourth quarter of 2004.

Gross profit for the fourth quarter of 2005 was RMB74.5 million (US$9.2 million), representing an increase of 33.8% from RMB55.7 million for the same quarter last year. Gross margin, which is calculated by dividing gross profit by net revenues, increased to 54.4% in the fourth quarter of 2005 compared with 48.8% in fourth quarter of 2004 due to improved operating efficiencies.

Operating expenses for the fourth quarter of 2005 were RMB53.8 million (US$6.7 million) compared with RMB37.0 million for the same period last year. Operating expenses as a percentage of net revenues was 39.3% for the fourth quarter of 2005 compared with 32.4% in the fourth quarter of 2004. Sales and marketing expenses for the fourth quarter of 2005 grew to RMB27.4 million (US$3.4 million) from RMB20.1 million for the same quarter in 2004 mainly due to an increase in sales and account management staff. General and administrative expenses for the fourth quarter of 2005 increased to RMB23.2 million (US$2.9 million) from RMB13.6 million for the fourth quarter last year primarily as a result of higher professional services fees, operating several additional sales offices over the comparable period in 2004 and personnel additions.

Income from operations for the fourth quarter of 2005 grew 10.7% to RMB20.7 million (US$2.6 million) from RMB18.7 million for the same period last year. Interest and investment income increased to RMB5.2 million (US$0.6 million) in the fourth quarter of 2005 from RMB2.2 million in the fourth quarter of 2004 due to increased interest income from higher interest rates. Other income in the fourth quarter of 2005 included a RMB4.6 million (US$0.6 million) financial subsidy.

Net income for the fourth quarter of 2005 increased 60.2% to RMB19.3 million (US$2.4 million) from RMB12.1 million for the same period in 2004. Fully diluted earnings per common share for the fourth quarter of 2005 were RMB0.34 (US$0.04) compared with RMB0.21 for the same quarter in 2004. Fully diluted earnings per ADS in the fourth quarter of 2005 were RMB0.68 (US$0.08) compared with RMB0.42 in the fourth quarter of 2004.

Fiscal Year 2005 Unaudited Financial Results

Total revenues for 2005 were RMB595.6 million (US$73.8 million), an increase of 24.1% from RMB479.9 million for 2004. Excluding the revenue contribution of the stationery business, total revenues grew 27.0% in 2005 to RMB593.4 million (US$73.5 million) compared with RMB467.3 million in 2004.

The estimated number of print advertising pages generated in 2005 increased 32.0% to 11,884 from 9,001 estimated pages in 2004. Unique employers using the Company’s online recruitment services grew 44.0% to 56,599 in 2005 from 39,317 in 2004.

Gross profit in 2005 grew 26.4% to RMB292.7 million (US$36.3 million) from RMB231.5 million in 2004. Gross margin improved to 52.1% in 2005 compared with 50.8% in the prior year. Income from operations for 2005 was RMB77.0 million (US$9.5 million) compared with RMB90.4 million in the last year.

Net income for 2005 was RMB61.4 million (US$7.6 million) compared with RMB61.1 million for 2004. Fully diluted earnings per common share in 2005 were RMB1.07 (US$0.13) compared with RMB1.26 in 2004. Fully diluted earnings per ADS in 2005 were RMB2.15 (US$0.27) compared with RMB2.52 in 2004. The increase in the basic weighted average number of common shares from 2004 to 2005 was primarily due to the Company’s initial public offering and the conversion of Series A Preference Shares into common shares in October 2004, which was partially offset by the repurchases of ADSs under a stock repurchase program.

On July 21, 2005, the Chinese government changed its foreign exchange policy to permit the Renminbi to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar. As the Renminbi is the Company’s functional currency, the Company recognized a corresponding foreign currency translation loss of RMB11.3 million (US$1.4 million) in 2005.

Excluding the foreign currency translation loss which had no impact on the Company’s cash earnings, non-GAAP adjusted net income for 2005 was RMB72.6 million (US$9.0 million), a 18.7% increase from RMB61.1 million for 2004. Non-GAAP adjusted fully diluted earnings per common share were RMB1.27 (US$0.16) in 2005 compared with RMB1.26 in 2004. Non-GAAP adjusted fully diluted earnings per ADS in 2005 were RMB2.54 (US$0.31) compared with RMB2.52 in 2004.
As of December 31, 2005, cash and cash equivalents were RMB830.6 million (US$102.9 million) compared with RMB848.3 million at year-end 2004 and RMB874.3 million at September 30, 2005. The decrease in cash was primarily the result of installment payments made under the Company’s letter of intent related to the purchase of a new office complex and the execution of the Company’s share repurchase program.

In May 2005, the Company announced that its shareholders had approved a stock repurchase program authorizing the repurchase of up to US$25 million worth of outstanding ADSs from time to time over a period of 12 months. In the fourth quarter of 2005, the Company repurchased in the open market 454,533 ADSs, representing 909,066 common shares, at an average price of US$13.38 per ADS. Since the inception of the program in May 2005, the Company repurchased a total of 686,438 ADSs, representing 1,372,876 common shares, for an aggregate consideration of US$9.4 million in 2005.

Business Outlook

For the first quarter of 2006, based on current market and operating conditions, the Company’s revenue target is in the range of RMB165 to RMB175 million (US$20.4 to US$21.7 million). The Company’s fully diluted earnings target for the first quarter of 2006 is in the range of RMB0.28 to RMB0.38 per common share (US$0.07 to US$0.09 per ADS). The earnings per share target excludes foreign currency translation losses or gains that may arise from further Renminbi revaluations.

Other Company News

In February, the Company changed its newspaper contractor to Human Resource News in the city of Chongqing. There was no interruption in the printing and distribution of 51job Weekly during the transition.

In January 2006, the Company launched a sales office in the municipality of Tianjin. The addition of Tianjin increases the number of cities with local editions of the 51job Weekly recruitment advertising publication to 24 across mainland China. The urban population of Tianjin was approximately 5.6 million in 2004 according to the Tianjin Statistics Bureau. The Company’s exclusive newspaper contractor is Metro Express and the first local edition of 51job Weekly in Tianjin was published in late January 2006.

In October 2005, the Company signed a letter of intent to purchase a new office complex in Zhangjiang High Technology Park in Shanghai’s New Pudong Area. The new complex is expected to become the Company’s principal executive offices and house its nationwide technology and online service center. The purchase price of the new premises is approximately RMB114 million and the Company expects to incur additional expenses associated with renovations, relocation and other related items. The Company expects to begin occupying the new complex in late 2006.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB8.0702 to US$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 30, 2005.

Conference Call Information

Management of 51job will host a conference call at 8:30 a.m. Eastern Time on February 27, 2006 (9:30 p.m. Shanghai / Hong Kong time zone) to discuss fourth quarter and full year 2005 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-310-6649 (+1-719-457-2693 for international callers) and provide the passcode 6171014. An audio replay of the conference call will be available three hours after completion through March 6, 2006, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 6171014.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 24 cities with local editions of 51job Weekly and Hong Kong.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of foreign currency translation gain or loss. 51job believes these non-GAAP measures are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. As the Renminbi is the Company’s functional currency, GAAP requires translation into Renminbi at the end of each reporting period of the Company’s cash held in U.S. dollars, which results in a corresponding foreign currency translation gain or loss. Because such translation will not result in cash settlement nor impact the Company’s cash earnings, 51job believes the non-GAAP financial measures provide useful information to investors to assess and analyze the Company’s core operating results. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Safe Harbor Statement

Statements in this release regarding targets for the first quarter of 2006, future business and operating results constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the first quarter of 2006; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the first quarter or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	December 31, 2004	December 31, 2005	December 31, 2005
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Print advertising	73,945,040	78,992,763	9,788,204
Online recruitment services	29,629,940	44,382,236	5,499,521
Executive search	6,015,427	5,987,354	741,909
Other human resource related revenues	10,799,061	15,369,692	1,904,500
Total revenues	120,389,468	144,732,045	17,934,134
Less: Business and related tax	(6,214,815)	(7,897,822)	(978,640)
Net revenues	114,174,653	136,834,223	16,955,494
Cost of services	(58,483,535)	(62,337,450)	(7,724,400)
Gross profit	55,691,118	74,496,773	9,231,094

Operating expenses:
Sales and marketing	(20,115,071)	(27,404,175)	(3,395,724)
General and administrative	(13,606,899)	(23,214,429)	(2,876,562)
Share-based compensation – share option (Note 2)	(3,288,795)	(3,195,278)	(395,935)
Total operating expenses	(37,010,765)	(53,813,882)	(6,668,221)
Income from operations	18,680,353	20,682,891	2,562,873
Loss from foreign currency translation	(3,773)	(689,108)	(85,389)
Interest and investment income	2,167,733	5,151,537	638,340
Other income	(1,325)	4,732,330	586,396
Income before provision for income tax	20,842,988	29,877,650	3,702,220
Income tax expense	(8,776,388)	(10,552,830)	(1,307,630)
Net income	12,066,600	19,324,820	2,394,590
Amount allocated to participating holders of Series A Preference Shares	(100,841)	–	–
Income attributable to common shareholders	11,965,759	19,324,820	2,394,590

Earnings per share:
Basic	0.22	0.35	0.04
Diluted	0.21	0.34	0.04

Earnings per ADS (Note 3):
Basic	0.44	0.70	0.09
Diluted	0.42	0.68	0.08

Weighted average number of common shares outstanding:
Basic	54,397,014	55,302,429	55,302,429
Diluted	56,585,937	56,718,719	56,718,719

Note 1: Note 2: Note 3:
The conversion of RMB amounts into USD amounts is based on
the noon buying rate of USD1.00=RMB8.0702 on December 30,
2005 in The City of New York for cable transfers of RMB as
certified for customs purposes by the Federal Reserve Bank
of New York.
Aggregate share-based compensation expense attributable to
cost of services and operating expenses was RMB3,688,666 for the three months ended December 31, 2004 and RMB3,524,406
(US$436,719) for the three months ended December 31, 2005.
Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Year Ended
	December 31, 2004	December 31, 2005	December 31, 2005
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Print advertising	300,651,791	356,284,649	44,148,181
Online recruitment services	111,508,533	159,494,922	19,763,441
Executive search	24,907,914	26,306,740	3,259,738
Other human resource related revenues	42,875,597	53,507,789	6,630,293
Total revenues	479,943,835	595,594,100	73,801,653
Less: Business and related tax	(23,823,953)	(33,567,880)	(4,159,485)
Net revenues	456,119,882	562,026,220	69,642,168
Cost of services	(224,606,635)	(269,328,384)	(33,373,198)
Gross profit	231,513,247	292,697,836	36,268,970

Operating expenses:
Sales and marketing	(67,271,096)	(113,656,714)	(14,083,507)
General and administrative	(55,175,493)	(88,978,985)	(11,025,623)
Share-based compensation – share option (Note 2)	(18,678,238)	(13,073,480)	(1,619,970)
Total operating expenses	(141,124,827)	(215,709,179)	(26,729,100)
Income from operations	90,388,420	76,988,657	9,539,870
Loss from foreign currency translation	(2,158)	(11,320,194)	(1,402,715)
Interest and investment income	2,846,422	20,385,151	2,525,978
Other income	1,968,532	5,313,723	658,437
Income before provision for income tax	95,201,216	91,367,337	11,321,570
Income tax expense	(34,058,184)	(29,945,033)	(3,710,569)
Net income	61,143,032	61,422,304	7,611,001
Amount allocated to participating holders of Series A Preference Shares	(13,986,417)	–	–
Income attributable to common shareholders	47,156,615	61,422,304	7,611,001

Earnings per share:
Basic	1.32	1.10	0.14
Diluted	1.26	1.07	0.13

Earnings per ADS (Note 3):
Basic	2.65	2.21	0.27
Diluted	2.52	2.15	0.27

Weighted average number of common shares outstanding:
Basic	35,593,374	55,607,716	55,607,716
Diluted	37,483,019	57,254,454	57,254,454

Note 1: Note 2: Note 3:
The conversion of RMB amounts into USD is amounts based on
the noon buying rate of USD1.00=RMB8.0702 on December 30,
2005 in The City of New York for cable transfers of RMB as
certified for customs purposes by the Federal Reserve Bank
of New York.
Aggregate share-based compensation expense attributable to
cost of services and operating expenses was RMB20,489,734
for 2004 and RMB14,553,322 (US$1,803,341) for 2005.
Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31, 2004	December 31, 2005	December 31, 2005
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	20,842,988	29,877,650	3,702,220
Add back: Loss from foreign currency translation	3,773	689,108	85,389
Non-GAAP income before provision for income tax	20,846,761	30,566,758	3,787,609
Non-GAAP income tax expense	(8,777,520)	(10,545,340)	(1,306,701)
Non-GAAP adjusted net income	12,069,241	20,021,418	2,480,908
Non-GAAP amount allocated to participating holders of Series A Preference Shares	(100,863)	–	–
Non-GAAP income attributable to common shareholders	11,968,378	20,021,418	2,480,908

Non-GAAP adjusted earnings per share:
Basic	0.22	0.36	0.04
Diluted	0.21	0.35	0.04

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	0.44	0.72	0.09
Diluted	0.42	0.71	0.09

Weighted average number of common shares outstanding:
Basic	54,397,014	55,302,429	55,302,429
Diluted	56,585,937	56,718,719	56,718,719

	For the Year Ended
	December 31, 2004	December 31, 2005	December 31, 2005
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	95,201,216	91,367,337	11,321,570
Add back: Loss from foreign currency translation	2,158	11,320,194	1,402,715
Non-GAAP income before provision for income tax	95,203,374	102,687,531	12,724,285
Non-GAAP income tax expense	(34,058,831)	(30,084,285)	(3,727,824)
Non-GAAP adjusted net income	61,144,543	72,603,246	8,996,461
Non-GAAP amount allocated to participating holders of Series A Preference Shares	(13,986,762)	–	–
Non-GAAP income attributable to common shareholders	47,157,781	72,603,246	8,996,461

Non-GAAP adjusted earnings per share:
Basic	1.32	1.31	0.16
Diluted	1.26	1.27	0.16

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	2.65	2.61	0.32
Diluted	2.52	2.54	0.31

Weighted average number of common shares outstanding:
Basic	35,593,374	55,607,716	55,607,716
Diluted	37,483,019	57,254,454	57,254,454

Note 1: Note 2:
The conversion of RMB amounts into USD amounts is based on
the noon buying rate of USD1.00=RMB8.0702 on December 30,
2005 in The City of New York for cable transfers of RMB as
certified for customs purposes by the Federal Reserve Bank
of New York.
Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	December 31,	December 31,
	2004	2005	2005
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS

Current assets:
Cash	848,292,672	830,633,550	102,926,018
Short-term investments	–	10,554,529	1,307,840
Accounts receivable (net of allowance of RMB3,689,222 and RMB2,860,275 as of December 31, 2004 and 2005, respectively)	23,252,468	22,222,865	2,753,694
Prepayments and other current assets	14,675,948	23,265,437	2,882,882
Deferred tax assets, current	7,426,098	5,867,820	727,097
Total current assets	893,647,186	892,544,201	110,597,531
Investments	10,495,490	–	–
Property and equipment	22,534,875	32,357,875	4,009,551
Intangible assets	6,126,749	11,380,835	1,410,230
Other long-term assets	4,201,919	26,724,335	3,311,484
Deferred tax assets, non-current	376,122	412,314	51,091
Total assets	937,382,341	963,419,560	119,379,887
LIABILITIES

Current liabilities:
Accounts payable	9,820,033	7,358,046	911,755
Due to related parties	1,577,873	1,505,515	186,552
Salary and employee related accrual	11,698,665	19,339,789	2,396,445
Taxes payable	30,586,768	23,201,967	2,875,017
Advance from customers	17,777,757	40,619,516	5,033,273
Other payables and accruals	13,933,686	17,515,264	2,170,363
Deferred tax liabilities, current	169,237	–	–
Total current liabilities	85,564,019	109,540,097	13,573,405
Total liabilities	85,564,019	109,540,097	13,573,405
Commitments and contingencies	–	–	–

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 55,616,679 and 54,876,079 shares issued and outstanding as of December 31, 2004 and 2005, respectively)	46,044	45,451	5,632
Additional paid-in capital	869,125,807	848,423,068	105,130,365
Deferred share-based compensation	(40,154,027)	(23,141,471)	(2,867,521)
Statutory reserves	16,756,461	3,680,707	456,086
Other comprehensive loss	(501,659)	(318,174)	(39,426)
Retained earnings	6,545,696	25,189,882	3,121,346
Total shareholders’ equity	851,818,322	853,879,463	105,806,482
Total liabilities and shareholders’ equity	937,382,341	963,419,560	119,379,887

Note 1:
The conversion of RMB amounts into USD amounts is based on
the noon buying rate of USD1.00=RMB8.0702 on December 30,
2005 in The City of New York for cable transfers of RMB as
certified for customs purposes by the Federal Reserve Bank
of New York.